Rule 424(b)(3)
Registration No. 333-132201

Pricing Supplement dated January 25, 2008
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B - CMS Curve Linked Accrual Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PR32

Principal Amount (in Specified Currency): $16,100,000. TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.

Issue Price: 100%

Trade Date: January 25, 2008

Original Issue Date: February 1, 2008

Stated Maturity Date: February 1, 2023

Initial Interest Rate: 7.50%

Interest Rate: See "Additional Terms of the Notes"

Interest Payment Dates: Quarterly, on each February 1, May 1, August 1 and November 1, commencing May 1, 2008

Net Proceeds to Issuer: 100%

Agent's Discount or Commission: 0.00%. TMCC will hedge its obligations under the Notes by entering into swap transactions with the Agent or its affiliates. See "Use of Proceeds and Hedging."

Agent: Morgan Stanley & Co. Incorporated

Agent's Capacity: Principal

Calculation Agent: Deutsche Bank Trust Company Americas

Tax Calculation Agent: Morgan Stanley Capital Services Inc.

Day Count Convention: Actual/Actual

Business Day Convention: Following (with no adjustment to period end dates)

Redemption: The Notes are subject to redemption by TMCC, in whole, but not in part, at par on the Redemption Dates and subject to the Notice of Redemption stated below.

Redemption Dates: Each Interest Payment Date, commencing February 1,
2011.

Notice of Redemption: The redemption of the Notes is subject to not less than 10 calendar days' prior notice

Repayment: Not Applicable
Optional Repayment Date(s):
Repayment Price:

Original Issue Discount: Yes

Specified Currency: U.S. dollars

Minimum Denominations: $100,000 and $1,000 increments thereafter

Form of Note: Book-entry only

The Issuer expects that delivery of the Notes will be made against payment therefor on the Original Issue Date, which will be the fifth Business Day following the Trade Date (such settlement cycle being herein referred to as ''T+5''). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade Notes on the Trade Date or the next succeeding Business Day will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes on the Trade Date or the next succeeding Business Day should consult their own advisors.


ADDITIONAL TERMS OF THE NOTES

      The description in this pricing supplement of the particular terms of the CMS Curve Linked Accrual Notes Due 2023 (the "Notes") supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered Notes set forth in the accompanying prospectus and prospectus supplement.
Interest

       The Notes will bear interest from and including the Original Issue Date to but excluding the Interest Payment Date on February 1, 2011 at the Initial Interest Rate. The Notes will bear interest from and including the Interest Payment Date on February 1, 2011 (the "Initial Interest Reset Date") and each Interest Payment Date thereafter to but excluding the following Interest Payment Date (or Maturity, as applicable) (each, an "Interest Calculation Period," and collectively the "Floating Interest Rate Period") calculated in accordance with the following formula:

		(7.50%) x (N / M) per annum

Where:

"N" is the total number of calendar days in the applicable Interest Calculation Period on which the difference between 30CMS and 10CMS (the "CMS Spread") is greater than or equal to 0.00%; provided however, that the CMS Spread determined on the fifth U.S. Government Securities Business Day (as defined below) prior to each Interest Payment Date (or Maturity, as applicable) shall apply to such U.S. Government Securities Business Day and each of the remaining calendar days in the related Interest Calculation Period; and

"M" is the total number of calendar days in the applicable
Interest Calculation Period.
No interest will accrue on the Notes with respect to any calendar day on which the CMS Spread is determined or deemed to be less than 0.00%. For each calendar day in an Interest Calculation Period that is not a U.S. Government Securities Business Day, the CMS Spread for that calendar day will be the CMS Spread determined on the immediately preceding U.S. Government Securities Business Day.

       "30CMS" is the rate for U.S. dollar swaps with a constant maturity of 30 years, as quoted on a semi-annual, 30/360 basis vs. 3-month U.S. dollar LIBOR, expressed as a percentage, as published by the Federal Reserve Board in the Federal Reserve Statistical Release
H.15 and which appears on the Reuters Screen ISDAFIX1 Page as of 11:00 a.m., New York City time on each day in the Interest Calculation Period; provided that if such rate or a successor thereto is not provided, the method of calculating such rate has been changed in a material way or Reuters Screen ISDAFIX1 Page or an equivalent publication source is not displayed, then 30CMS will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

       "10CMS" is the rate for U.S. dollar swaps with a constant maturity of 10 years, as quoted on a semi-annual, 30/360 basis vs. 3-month U.S. dollar LIBOR, expressed as a percentage, as published by the Federal Reserve Board in the Federal Reserve Statistical Release
H.15 and which appears on the Reuters Screen ISDAFIX1 Page as of 11:00 a.m., New York City time on each day in the Interest Calculation Period; provided that if such rate or a successor thereto is not provided, the method of calculating such rate has been changed in a material way or Reuters Screen ISDAFIX1 Page or an equivalent publication source is not displayed, then 10CMS will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

       "U.S. Government Securities Business Day" (hereinafter, "Business Day") means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Interest Accrual - Hypothetical Examples

       The table below presents examples of hypothetical quarterly interest that would accrue on the Notes based on the total number of calendar days in an Interest Calculation Period beginning on the Initial Interest Reset Date and ending on (and excluding) May 1, 2011 on which the CMS Spread is greater than or equal to 0.00%. The table assumes that the Interest Calculation Period contains 89 calendar days and that an interest rate of 7.50% per annum is used as the percentage in the interest rate formula.

       The example below is for purposes of illustration only and would provide different results if different assumptions were made. The actual quarterly interest payments will depend on the actual number of calendar days in each Interest Calculation Period and the actual CMS Spread. The applicable interest rate for each quarterly Interest Calculation Period will be determined on a per-annum basis but will apply only to that Interest Calculation Period.

       N	Hypothetical Quarterly Interest Rate
		Accrued Per Annum
       0	0.00000%
       25	2.10674%
       50	4.21348%
       75	6.32022%
       89	7.50000%

Historical Data on the CMS Spread

       The following table sets forth, for each of the periods indicated, the high and the low values of the CMS Spread as reported on Reuters and the number of days 30CMS is greater than or equal to 10CMS. The historical CMS Spread should not be taken as an indication of the future CMS Spread or the future performance of the CMS Spread during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the CMS Spread during any period set forth below is not any indication that the CMS Spread is more or less likely to increase or decrease at any time over the term of the Notes or of the number of days that the CMS Spread will be greater than or equal to 0.00%.

CMS Spread
       			High 	Low	Number of Days 30CMS = 10CMS,
					that is, where CMS Spread = 0.00%.

       2003
       Quarter
       First		0.96%	0.77%		90 of 90
       Second		1.03%	0.79%		91 of 91
       Third		0.97%	0.64%		92 of 92
       Fourth		0.84%	0.68%		92 of 92
       2004
       Quarter
       First		0.89%	0.71%		91 of 91
       Second		0.85%	0.54%		91 of 91
       Third		0.72%	0.60%		92 of 92
       Fourth		0.71%	0.59%		92 of 92
       2005
       Quarter
       First		0.59%	0.30%		90 of 90
       Second		0.41%	0.30%		91 of 91
       Third		0.30%	0.20%		92 of 92
       Fourth		0.24%	0.13%		92 of 92
       2006
       Quarter
       First		0.18%	-0.01%		89 of 90
       Second		0.15%	0.05%		91 of 91
       Third		0.14%	0.05%		92 of 92
       Fourth		0.15%	0.11%		92 of 92
       2007
       Quarter
       First		0.24%	0.11%		90 of 90
       Second		0.22%	0.13%		91 of 91
       Third		0.28%	0.15%		92 of 92
       Fourth		0.36%	0.20%		92 of 92
       2008
       Quarter
       First (through January 24, 2008)
			0.63%	0.35%		24 of 24


       The CMS Spread at 11:00 a.m. (New York City time) on January 24, 2008, was 0.55%.


RISK FACTORS

       An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security that bears interest at a fixed rate, including, but not limited to, fluctuations in 30CMS and 10CMS, and other events that are difficult to predict and beyond our control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Amount of Interest Payable on the Notes During the Floating
Interest Rate Period Is Uncertain and Could Be 0.00%.

       Because 30CMS and 10CMS are floating rates, the CMS Spread will fluctuate. During the Floating Interest Rate Period, no interest will accrue on the Notes with respect to any calendar day on which the CMS Spread is determined or deemed to be less than 0.00%. For every calendar day on which the CMS Spread is determined or deemed to be less than 0.00%, the effective interest rate for the applicable Interest Calculation Period will be reduced, and if the CMS Spread remains at less than 0.00% with respect to an entire Interest Calculation Period, the effective interest rate for that Interest Calculation Period will be 0.00%.


During the Floating Interest Rate Period, the Yield on the Notes
May Be Lower Than the Yield on a Standard Debt Security of
Comparable Maturity.

       During the Floating Interest Rate Period, the Notes will bear interest at a rate of 0.00% per annum with respect to any calendar day on which the CMS Spread is determined or deemed to be less than 0.00%. As a result, if the CMS Spread remains at less than 0.00% for a substantial number of calendar days during an Interest Calculation Period, the effective yield on the Notes for such Interest Calculation Period will be less than what would be payable on our conventional, fixed-rate redeemable notes of comparable maturity.


The Applicable CMS Spread with Respect to the Fifth U.S.
Government Securities Business Day Preceding the End of an
Interest Calculation Period Will Apply for the Remainder of That
Interest Calculation Period.

       Because during the Floating Interest Rate Period the CMS Spread determined on the fifth U.S. Government Securities Business Day preceding each Interest Payment Date (or maturity, as applicable) applies to each of the remaining calendar days in the related Interest Calculation Period, if the CMS Spread with respect to that U.S. Government Securities Business Day is less than 0.00%, no interest will be paid on the Notes with respect to the remaining calendar days in that Interest Calculation Period, even if the CMS Spread on any of the subsequent remaining calendar days was actually at or above 0.00%.


The Price at Which You Will Be Able to Sell Your Notes Prior To
Maturity Will Depend on a Number of Factors and May Be
Substantially Less than the Amount You Originally Invest.

       We believe that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, fluctuations in the CMS Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor might be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

*	CMS Spread.  The market value of the Notes might be affected by changes in 30CMS and 10CMS. For example, in general, a decrease in 30CMS combined with either an increase or no change in 10CMS could cause a decrease in the market value of the Notes because no interest will be payable on the Notes with respect to any calendar day on which the CMS Spread is determined or deemed to be less than 0.00%. Conversely, in general, an increase in 30CMS relative to 10CMS could cause an increase in the market value of the Notes. However, if the CMS Spread increases or remains high, the likelihood of the Notes being redeemed would increase. 30CMS and 10CMS themselves will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the mid-market semi-annual swap rates in particular.

*	Volatility of the CMS Spread.  Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of 30CMS and 10CMS increases, the market value of the Notes may decrease.

*	Interest Rates.  We expect that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

*	Call Feature.  Our ability to call the Notes prior to their Stated
Maturity Date is likely to limit their value. If we did not have the right to call the Notes, their value could be significantly different.

*	TMCC's Credit Rating, Financial Condition and Results.  Actual or
anticipated changes in our credit ratings or financial condition may affect the market value of the Notes.

The impact of one of the factors specified above may offset some or all of any change in the market value of the Notes attributable to another factor.

       In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.


The Historical Performance of 30CMS and 10CMS Is Not an
Indication of the Future Performance of 30CMS and 10CMS.

       The historical performance of 30CMS and 10CMS should not be taken as an indication of the future performance of 30CMS and 10CMS during the term of the Notes. Changes in 30CMS and 10CMS will affect the trading price of the Notes, but it is impossible to predict whether 30CMS and 10CMS will rise or fall.


The Notes Will Be Treated as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes.

       You should also consider the tax consequences of investing in the Notes. The Notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, as described in the section of this pricing supplement called "United States Federal
Income Taxation." Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in this pricing supplement), subject to certain adjustments. In addition, any gain recognized on the sale, exchange or retirement of the Notes (including at maturity) generally will be treated as ordinary income. If you are a non-U.S. investor, you may be subject to federal withholding tax unless certain certification procedures are satisfied. Please read carefully the section of this pricing supplement called "United States Federal
Income Taxation."


       UNITED STATES FEDERAL INCOME TAXATION

       The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes. This discussion applies to an initial holder of Notes purchasing the Notes at their "issue price" for cash and who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the U.S. federal income taxation of the Notes that may be relevant to a holder of Notes in light of its particular circumstances or to a holder of Notes that is subject to special treatment under the U.S. federal income tax laws, such as:

*	a financial institution;
*	a regulated investment company;
*	a real estate investment trust;
*	a tax-exempt entity;
*	a dealer in securities or foreign currencies;
*	a person holding the Notes as part of a hedging transaction,
	''straddle,'' conversion transaction, or integrated
	transaction, or who has entered into a ''constructive sale''
	with respect to the Notes;
*	a U.S. Holder (as defined below) whose functional currency is not
	the U.S. dollar;
*	a trader in securities, foreign currencies or commodities, or a
	dealer in commodities, that in each case elects to apply a mark-to-market method of tax accounting; or
*	a partnership or other entity classified as a partnership for
	U.S. federal income tax purposes.

       As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of owning and disposing of the Notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

       The following discussion only applies to a "U.S. Holder" of Notes. A "U.S. Holder" is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

*	a citizen or resident of the United States;
*	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or
*	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

       The Notes are "contingent payment debt instruments" for U.S. federal income tax purposes, and the discussion herein assumes such treatment. Under such treatment, the Notes will generally be subject to the original issue discount ("OID") provisions of the Code and the Treasury regulations issued thereunder, and a U.S. Holder will be required to accrue as interest income the OID on the Notes as described below.

       TMCC is required to determine a "comparable yield" for the Notes. The "comparable yield" is the yield at which TMCC could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes. Based on information furnished to TMCC by the Tax Calculation Agent, the "comparable yield" is an annual rate of 5.1637%, compounded quarterly.

       Solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, TMCC is also required to construct a "projected payment schedule" in respect of the Notes representing a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield. Based on the comparable yield for the Notes, the "projected payment schedule" per $1,000 principal amount Note is set forth in the following table:

       Interest Payment Date	Projected Payment Per $1,000 Principal
       Amount
       May 1, 2008		$18.44
       August 1, 2008		$18.85
       November 1, 2008		$18.85
       February 1, 2009		$18.90
       May 1, 2009		$18.29
       August 1, 2009		$18.90
       November 1, 2009		$18.90
       February 1, 2010		$18.90
       May 1, 2010		$18.29
       August 1, 2010		$18.90
       November 1, 2010		$18.90
       February 1, 2011		$18.90
       May 1, 2011		$15.84
       August 1, 2011		$15.86
       November 1, 2011		$15.33
       February 1, 2012		$14.80
       May 1, 2012		$14.02
       August 1, 2012		$13.92
       November 1, 2012		$13.48
       February 1, 2013		$13.10
       May 1, 2013		$12.32
       August 1, 2013		$12.40
       November 1, 2013		$12.06
       February 1, 2014		$11.74
       May 1, 2014		$11.06
       August 1, 2014		$11.16
       November 1, 2014		$10.92
       February 1, 2015		$10.69
       May 1, 2015		$10.11
       August 1, 2015		$10.25
       November 1, 2015		$10.07
       February 1, 2016		$9.89
       May 1, 2016		$9.49
       August 1, 2016		$9.57
       November 1, 2016		$9.42
       February 1, 2017		$9.31
       May 1, 2017		$8.90
       August 1, 2017		$9.10
       November 1, 2017		$9.01
       February 1, 2018		$8.94
       May 1, 2018		$8.61
       August 1, 2018		$8.81
       November 1, 2018		$8.78
       February 1, 2019		$8.75
       May 1, 2019		$8.47
       August 1, 2019		$8.75
       November 1, 2019		$8.79
       February 1, 2020		$8.81
       May 1, 2020		$8.65
       August 1, 2020		$8.92
       November 1, 2020		$8.94
       February 1, 2021		$9.04
       May 1, 2021		$8.81
       August 1, 2021		$9.16
       November 1, 2021		$9.26
       February 1, 2022		$9.34
       May 1, 2022		$9.12
       August 1, 2022		$9.48
       November 1, 2022		$9.57
       February 1, 2023		$1,009.66

Neither the comparable yield nor the projected payment schedule constitutes a representation by TMCC regarding the actual amounts, if any, that will be paid on the Notes.

       For U.S. federal income tax purposes, a U.S. Holder is required to use the above determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a Note, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service ("IRS"). Regardless of a U.S. Holder's accounting method, it will be required to accrue as interest income OID on the Notes at the comparable yield, adjusted upward or downward in each year to reflect the difference between actual and projected payments with respect to the Notes (as discussed below).

       Accordingly, subject to a sale, exchange or retirement of the Notes, a U.S. Holder will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Stated Maturity Date of the Notes, that equals:

*	the product of (i) the adjusted issue price of the Notes (as
	defined below) as of the beginning of the accrual period and
	(ii) the comparable yield of the Notes, adjusted for the
	length of the accrual period;
*	divided by the number of days in the accrual period; and
*	multiplied by the number of days during the accrual period that
	such U.S. Holder held the Notes.

       For U.S. federal income tax purposes, the "adjusted issue price" of a Note is its issue price increased by any interest income previously accrued (without regard to any adjustments, as described below) and decreased by the projected amount of any prior payments (without regard to the actual amount of any prior payments) with respect to the Note.

       In addition, a U.S. Holder will have a "positive adjustment" if the amount of any contingent payment is more than the projected amount of that payment and a "negative adjustment" if the amount of the contingent payment is less than the projected amount of that payment. The amount included in income as interest, as described above, will be adjusted upward by the amount, if any, by which the total positive adjustments in a taxable year exceed the total negative adjustments in such year (a "net positive adjustment") and will be adjusted downward by the amount, if any, by which the total negative adjustments exceed the total positive adjustments in the taxable year (a "net negative adjustment"). To the extent a net negative adjustment exceeds the amount of interest a U.S. Holder otherwise would be required to include for the taxable year, it will give rise to an ordinary loss to the extent of (i) the amount of all previous interest inclusions under the Notes over (ii) the total amount of such holder's net negative adjustments treated as ordinary losses in prior taxable years. Any net negative adjustments in excess of such amounts will be carried forward to offset future interest income in respect of the Notes or to reduce the amount realized on a sale, exchange or retirement of the Notes. A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

       Upon a sale, exchange or retirement of a Note (including at its maturity), a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and such holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by such holder in respect of the Note (without regard to any adjustments, as described above) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of those payments) with respect to the Note. A U.S. Holder generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (less the amount of any prior net negative adjustments treated as ordinary losses), and the balance as capital loss. Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if a U.S. Holder recognizes a loss above certain thresholds, such holder may be required to file a disclosure statement with the IRS. U.S. Holders are urged to consult their tax advisers regarding these limitations and reporting obligations.

Tax Consequences to Non-U.S. Holders

       The following discussion only applies to a "Non-U.S. Holder" of Notes. A "Non-U.S. Holder" is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

*	a nonresident alien individual;
*	a foreign corporation; or
*	a nonresident alien fiduciary of a foreign estate or trust.

       "Non-U.S. Holder" does not include an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, such an individual should consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Note.

       Payments to a Non-U.S. Holder on the Notes, and any gain realized on a sale, exchange or retirement of the Notes (including at Maturity), will be exempt from U.S. federal income tax (including withholding tax) provided generally that such holder has fulfilled the certification requirement described below and such amounts are not effectively connected with such holder's conduct of a U.S. trade or business.

       The certification requirement referred to in the preceding paragraph will be fulfilled if a Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that such holder is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements.

       If a Non-U.S. Holder is engaged in a trade or business in the United States and if the income or gain on the Note, if any, is effectively connected with such holder's conduct of such trade or business, although exempt from the withholding tax discussed above, such holder will generally be subject to regular U.S. income tax on such income or gain in the same manner as if such holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, such holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. A Non-U.S. Holder to which this paragraph applies is urged to consult its tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax if the Non-U.S. Holder is a corporation.


Backup Withholding and Information Reporting

       Interest or OID paid or accrued on a Note and the proceeds received from a sale, exchange or retirement of a Note (including at its maturity) will be subject to information reporting if a holder is not an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if a holder fails to provide certain identifying information (such as an accurate taxpayer identification number, in the case of a U.S. Holder) or meet certain other conditions. A Non-U.S. Holder that complies with the certification procedures described in the preceding section will generally establish an exemption from backup withholding.

       Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

       		USE OF PROCEEDS AND HEDGING

       The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the accompanying prospectus supplement.

       To provide a hedge to TMCC, an affiliate of Morgan Stanley & Co. Incorporated will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Morgan Stanley.